SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Results of the 38th Annual General Meeting of Shareholders

On March 21, 2023, LG Display Co., Ltd. held its 38th Annual General Meeting of Shareholders for the fiscal year 2022. All of the following four agenda items for approval were approved as originally proposed.

1. The Consolidated and Separate Financial Statements as of and for the fiscal year ended December 31, 2022

2. Appointment of Director*

3. Appointment of Audit Committee Member*

4. Remuneration Limit for Directors in 2023 (KRW 4.5 billion)

* Details of Directors:

1. Name: Hoyoung Jeong (Inside Director)

1) Date of birth: November, 1961

2) Candidate for Outside Director: None

3) Nominator: Board of Directors

4) Appointment Term: 3 years

5) Type of appointment: Reappointed

6) Main experience

▪
COO and CFO of LG Chem (2016~2019)
▪
CFO of LG Household & Health Care (2014~2015)

7) Present position: CEO, President of LG Display (2019~)

8) Business Transaction with LG Display during the last 3 years: None

9) Reasons for nomination:

▪
Mr. Hoyoung Jeong has served as the CFO and COO of major affiliates of LG Display Co., Ltd. (the “Company”), including LG Electronics and LG Chem. Having previously served as the Company’s CFO (2008~2013) and as the Company’s CEO (2019~present), he is highly familiar with the Company’s internal affairs and has a sound understanding of the display and electronics industries and, therefore, will be able to make positive contributions to the Company as a director.

2. Name: Jungsuk Oh (Outside Director / Audit Committee Member)

1) Date of birth: September, 1970

2) Candidate for Outside Director: Yes

3) Nominator: Outside Director Nomination Committee, Board of Directors

4) Appointment Term: 3 years

5) Type of appointment: Newly Appointed

6) Main experience

▪
Vice President of The Korean Operations Research and Management Science Society (KORMS) (2020~2021)
▪
Director of the Korean Academic Society of Business Administration (KASBA) (2017~2018)

7) Present position: Professor of Operations Management at Seoul National University (2007~)

8) Business Transaction with LG Display during the last 3 years: None

9) Reasons for nomination:

▪
Ever since his appointment as a temporary outside director, Mr. Jungsuk Oh has diligently served his duties as an outside director of the BOD, Audit Committee, ESG Committee and Related Party Transaction Committee. As a leading management expert in Korea, he is expected to make positive contributions to the Company’s management decision-making and development through his comprehensive understanding of, and interest in, the Company’s business lines.

3. Name: Sang-Hee Park (Outside Director / Audit Committee Member)

1) Date of birth: December, 1965

2) Candidate for Outside Director: Yes

3) Nominator: Outside Director Nomination Committee, Board of Directors

4) Appointment Term: 3 years

5) Type of appointment: Newly Appointed

6) Main experience

▪
Fellow, The Society of Information Display (SID) (2017~)
▪
President of The Korean Information Display Society (KIDS) (2022)

7) Present position: Professor of Materials Science and Engineering, KAIST (2014~)

8) Business Transaction with LG Display during the last 3 years: None

9) Reasons for nomination:

▪
Ms. Sang-Hee Park is an expert in display field and she is expected to lead the Company’s development in relation to industrial trend and future display technology. As a leading expert in display field with a wide array of experience and academic reputation, she is expected to make positive contributions to the Company’s development as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 21, 2023 By: /s/Suk Heo

(Signature)

Name: Suk Heo

Title: Director/Head of IR Division